[GRAPHIC OMITTED] ACERGY

NEWS RELEASE

                  ACERGY S.A. QUARTERLY RESULTS DATES FOR 2007

London, England - December 7, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) intends to publish quarterly financial results in 2007 on the following dates.

February 14    Full Year and Q4 06 Results
April 11       Q1 07 Results
July 11        Q2 07 Results
October 10     Q3 07 Results
November 29    Pre-close Trading & 2008 Outlook

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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CONTACTS:
Julian Thomson
Acergy S.A.
+44 1932 773764
US +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

www.acergy-group.com

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